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                                  SUPPLEMENT TO
      BAYCORP HOLDINGS, LTD.'S OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

                                  March 5, 2003

      Prior to 9:00 A.M., Eastern Standard Time, on March 4, 2003, BayCorp Holdings, Ltd. ("BayCorp" or the "Company") announced that it had extended the Expiration Date of its Offer to Purchase dated January 31, 2003, from 12:00 midnight, Eastern Standard Time, on March 3, 2003 to 12:00 midnight, Eastern Standard Time, on March 18, 2003, consistent with Section 11 of the Offer to Purchase. Accordingly, all references to the "Expiration Date" in the Offer to Purchase and Letter of Transmittal shall mean 12:00 midnight, Eastern Standard Time, on March 18, 2003. The Company also announced that the Board of Directors has determined that, in view of the overwhelming response to the Offer to Purchase and the significant proration that would be necessary to preserve the Company's approximately $90 million in net operating loss carryforwards, it would not exercise its discretion to prorate the Shares tendered in order to preserve the Company's ability to use the net operating loss carryforwards without limitation. As of the original, March 3rd expiration, 8,717,390 Shares (including in such term director options that may be purchased and terminated as described in the Offer to Purchase) were properly tendered and not properly withdrawn.

        With the extension of the Expiration Date of the Offer to Purchase through March 18, 2003, shareholders will have additional time to tender Shares that had not been tendered or to withdraw Shares that had been tendered. The Offer to Purchase up to 8,500,000 shares at a purchase price of $14.85 will remain open, and proration of the number of Shares tendered by each tendering shareholder (except for odd lots) will occur if the number of properly tendered and not properly withdrawn Shares (including options) exceeds 8,500,000, as provided in the Offer to Purchase. The Board of Directors will also consider purchasing an additional number of Shares equal to up to 2% of the Company's outstanding Shares, consistent with the Offer to Purchase.

      The Company also announced that, in view of the overwhelming tender, its Board of Directors will consider proposing the dissolution and liquidation of the Company for approval at a meeting of shareholders called for that purpose.

      The remainder of this supplement describes revisions that BayCorp has made to the Offer to Purchase and accompanying Letter of Transmittal, and other supplemental information, none of which affect the material terms of BayCorp's
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tender offer. All information and revisions presented in this Supplement modify the Offer to Purchase and Letter of Transmittal. To the extent that any such information or revisions are inconsistent with statements in the Offer to Purchase or Letter of Transmittal, the information and revisions presented in this Supplement prevail.

      The full text of the amended Offer to Purchase and Letter of Transmittal, which was filed with the Securities and Exchange Commission ("SEC") under cover of Schedule TO Amendment No. 3 on February 27, 2003, may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006, or viewed on the Internet at the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Copies of the full text may also be obtained by mail, upon payment of the SEC's customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may also be obtained, without charge, by contacting the Company by mail at 51 Dow Highway, Suite 7, Eliot, Maine 03903, or by telephone at (207) 451-9573.

                                     SUMMARY

Answer to Question #3, page ii.

The second sentence is revised to read: "In the event proration of the tendered Shares occurs, BayCorp will determine the proration percentage and pay for the Shares to be purchased promptly after the Expiration Date."

Answer to Question #5, page ii.

The following sentence is inserted after the first sentence: "Due to the historically low trading volume of the Shares, the Board believed that it would be difficult for shareholders to sell Shares through stock market trading and realize fair value for those Shares."

Answer to Question #10, pages iii and iv.

The word "reasonable" replaces the word "sole" in the phrases "in its sole discretion," "in the sole discretion of the Company," and "in the Company's sole discretion". The word "reasonable" is inserted into the phrase "the Company's judgment" and the word "reasonably" is inserted into the phrases "the Board of Directors of the Company conclude" and "the Company believes".

Answer to Question #14, page iv.

The word "promptly" replaces the phrase "as soon as practicable".

Answer to Question #15, page v.

The following sentence is inserted after the second sentence: "You can also withdraw tendered Shares if they are not accepted for payment by 12:00 midnight, Eastern Standard Time, on March 28, 2003."

                             BAYCORP'S TENDER OFFER

SECTION 1. GENERAL INFORMATION ABOUT THE COMPANY, THE SHARES, AND THE TENDER OFFER.

The information in the third sentence of the fifth paragraph on page 3 and the corresponding footnote is supplemented as follows: BayCorp's Board of Directors has determined that the Company will offer to purchase and terminate the currently exercisable options of employees, including officers, at a price equal to the difference between the exercise price of each option and the purchase price for shares in the tender offer. In the Offer to Purchase, the Company had stated that this mechanism was available only to non-employee directors. The Company hereby supplements the Offer to Purchase such that every instance in which the repurchase and termination of non-employee directors' exercisable stock options are described and every reference to such options shall be deemed to include the repurchase and cancellation of employee options. (Such references occur on pages vi, 3, 4, 5, 16, 21, and 28 of the Offer to Purchase.)

Odd Lots.

The third complete paragraph on page 5 that begins "BayCorp also reserves the right . . . " is deleted.

Proration.

The first sentence of the fifth complete paragraph (prior to the deletion immediately above) and the second sentence of the sixth complete paragraph (prior to the deletion immediately above) on page 5 are

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revised by replacing the phrase "as soon as practicable" with the phrase "and payment for accepted Shares will be made promptly".

The first sentence of the sixth complete paragraph (prior to the deletion above) on page 5 that began "Because of the potential difficulty . . .," is deleted.

                                 SPECIAL FACTORS

SECTION 2. BACKGROUND AND PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER.

Background and Purpose of the Offer.

The following sentence is inserted after the first sentence of the third complete paragraph on page 6: "For a discussion of the reasons and circumstances behind the sale of the Seabrook Station, see pages 4 through 16 of BayCorp's Definitive Proxy Statement on Schedule 14A filed with the SEC on October 11, 2002 (SEC File No. 001-12527), which the Company incorporates into this Offer to Purchase by reference."

The following two sentences are inserted after the first sentence of the fifth complete paragraph on page 6: "The average daily trading volume of the Shares for calendar year 2002 (through November 14, 2002) was approximately 9,561 Shares. Such low trading volumes make it difficult for shareholders to sell Shares and realize fair value."

The following paragraph is inserted after the fifth complete paragraph on page
6:

            Among other alternatives that the Board considered were (1) paying a dividend to all shareholders, (2) liquidating the Company and distributing the proceeds to the shareholders, and (3) reinvesting the Company's cash from the Seabrook sale in new operating assets. The Board recognized that a dividend could have disadvantageous tax consequences for many shareholders and would place the Board in the position of determining how much cash to distribute to shareholders rather than allowing each shareholder the opportunity to make that decision. The Board did not elect to pursue a liquidation and distribution because it would jeopardize the ability to realize full value for the Company's remaining non-cash assets, eliminate all potential value of net operating loss carry forwards, and preclude the Company from taking advantage of new opportunities in the marketplace. The Board did not elect to pursue the alternative of the Company reinvesting all of its cash because the Board believed that many shareholders desired a return of their investment in the Company. Low market trading volumes make it difficult for shareholders to sell Shares and realize fair value.

Certain Effects of the Offer.

The following sentence is inserted at the end of the first complete paragraph on page 7: "The Board believes the benefits and detriments of the Offer are the same to affiliates and unaffiliated security holders."

The following paragraph is inserted after the first complete paragraph on page
7:

            There is no substantial benefit of the Offer to the Company. Possible detriments of the Offer to the Company include: the Offer will reduce the amount of the Company's cash which, in turn may restrict the Company's ability to realize the full value of a deduction against New Hampshire business taxes and would reduce the cash available for use by the Company to pursue business opportunities; and the Offer may result in the Company being delisted by AMEX and "going private."

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Going Private.

The second sentence of the fourth complete paragraph on page 7 that began "However, because the offer is not intended . . .," is deleted.

SECTION 4.  POSITION OF THE BOARD OF DIRECTORS; FAIRNESS OF THE OFFER.

Fairness of Offer.

The following sentence is inserted after the fourth sentence of the first paragraph on page 15: "The Board determined that the net value of such assets and liabilities as of January 31, 2003, would be equivalent to approximately $14.85 per Share."

The following phrase is inserted at the end of the first bullet point in the second paragraph on page 15: "and that its value as a going concern is not a reliable measure of fair value;".

The fifth bullet point in the second paragraph on page 15 is revised to read as follows: "the current market price for the Shares of $13.35 on November 8, 2002, the day the Board voted to approve the Offer and set the offer price;".

The eighth bullet point in the second paragraph on page 15 is revised by deleting the clause "which makes any consideration of liquidation of the Company or values that ultimately might be obtained from such a liquidation highly speculative".

The following sentence is inserted after the bullet points in the second paragraph on page 15: "Each of these factors contributed positively to the Board's determination that the Offer is fair to the Company's unaffiliated shareholders."

The following paragraph is inserted after the second paragraph on page 15:

            The following factors did not appear relevant to the Board's discussions and the Board did not consider them in its determination of the fairness of the Offer:

            - any reports, opinions or appraisals from outside parties; none were obtained by the Board because the Company's assets are substantially comprised of highly liquid assets, such as cash and cash equivalents, and the Company has no substantial business operations;

            - any firm offers by unaffiliated persons during the past two years regarding mergers or consolidations with other companies, the sale of all or substantially all the Company's assets, or the purchase of a controlling portion of the Company's securities; other than the Seabrook sale, none were received; and

            - the purchase prices paid under the "10b-18" stock repurchase program discussed on page 18 below; all such purchases were made at market prices, a factor that was considered and described above.

The first sentence of the third paragraph on page 15 (which will now be the fourth paragraph after the insertion immediately above) is revised to read as follows: "The Board of Directors considered the liquidation value of the Company's assets and liabilities and the net book value as the most important factors in determining the purchase price."

The following sentence is inserted at the end of the first paragraph page 16:
"The Board also did not delineate whether particular factors weighed in favor or against the fairness of the Offer to unaffiliated shareholders."

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The second paragraph on page 16 is moved to a position after the third paragraph on page 16 and the following sentence is inserted at the beginning of the moved paragraph: "In addition to the substantive fairness determination described above, the Board considered issues related to procedural fairness to unaffiliated shareholders." The following sentence is inserted at the end of the moved paragraph: "Despite the fact that shareholder approval of the Offer is not required and was not sought and that an unaffiliated representative was not retained on behalf of unaffiliated shareholders, the Board determined that the Offer was fair to unaffiliated shareholders because all directors who are not also employees of the Company voted to approve the Offer and BayCorp had not received any offers from unaffiliated persons for the merger or consolidation of the Company, the sale of all or substantially all the Company's assets (except the Seabrook sale), or the purchase of a controlling number of the Shares."

The following paragraph is inserted after the moved paragraph as the fourth paragraph on page 16:

              The Board of Directors approved a tender offer rather than other alternative transactions that might have required a shareholder vote because such alternative transactions would not have accomplished all of the Board's objectives to:

            -     enable shareholders to sell Shares and realize fair value;

            - provide shareholders the opportunity to determine how much cash should be distributed to them;

            - secure favorable capital gains treatment for many shareholders receiving cash for their Shares;

            - provide shareholders the opportunity to remain invested in the Company;

            - preserve the Company's opportunity to realize full value for its remaining non-cash assets and net operating loss carryforwards; and

            - allow the Company to take advantage of new opportunities in the marketplace.

      The Board did not engage an unaffiliated representative for unaffiliated shareholders because of the Board's view that the benefits and detriments of the Offer are the same to affiliates and unaffiliated shareholders, no group of affiliates is seeking to acquire or consolidate control of the Company, and the Board does not anticipate that a consolidation of control by an affiliate or any other person will occur as a result of the Offer.

      Interest of Certain Persons in the Offer.

      Officers.

      BayCorp has obtained updated information from some of its officers concerning their intentions to tender Shares and/or surrender options pursuant to the Offer to Purchase. Frank W. Getman Jr., the Company's President, Chief Executive Officer, and Chairman of the Board of Directors, has advised the Company that he has exercised 139,116 of his options, that he intends to tender the resulting Shares, and that he has not yet determined whether he will tender any of his remaining Shares or exercise or surrender any of his remaining options. Anthony M. Callendrello, the Company's Secretary and Chief Operating Officer, has advised the Company that he exercised 40,000 of his exercisable options, that he intends to tender the resulting Shares, and that he has not yet determined whether he will exercise or surrender any of his remaining options.

      Directors.

      BayCorp has obtained updated information from some of its directors concerning their intentions to tender Shares and/or surrender options pursuant to the Offer to Purchase. Alexander Ellis III, a director, has advised the Company that he intends to tender all 750 of his Shares and surrender all 80,000 of his exercisable options pursuant to the Offer to Purchase. Michael R. Latina, a director, has advised the Company that he intends to surrender all 80,000 of his exercisable options pursuant to the Offer to Purchase.

                        PROCEDURES AND TERMS OF THE OFFER

SECTION 7. WITHDRAWAL RIGHTS.

The first sentence of the seventh paragraph on page 26 is revised to read as follows: "Shares tendered may be withdrawn at any time before the Expiration Date and, unless accepted for payment by BayCorp after the Expiration Date, may also be withdrawn at any time after 12:00 midnight, Eastern Standard Time, on March 28, 2003."

SECTION 8. PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

The first sentence of each of the fourth, the sixth and the eighth complete paragraphs on page 27 is revised by replacing the phrase "as soon as practicable" with the word "promptly".

SECTION 9. CONDITIONAL TENDER PROCEDURES.

The phrase ", conditionally or unconditionally," is deleted from the fifth complete paragraph on page 28.

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SECTION 10.  CONDITIONS OF THE OFFER.

The first paragraph on page 29 is revised by replacing the phrase "time of payment for any such Shares (whether any Shares have been accepted for payment, purchased, or paid for pursuant to the Offer)" with the phrase "Expiration Date".

The phrase "BayCorp's judgment" is replaced with the phrase "BayCorp's reasonable judgment" each time it appears in the first paragraph, subparagraph 1, subparagraph 2 and subparagraph 3 on page 29 and subparagraph 5 on page 30.

The phrase "or materially impair the contemplated benefits of the Offer to BayCorp" is deleted from the end of subparagraph 1 on page 29.

Item (iii) is deleted in its entirety from subparagraph 2 on page 29.

Subparagraph 3(v) on page 29 is revised to read as follows: "(v) any decline in the market price of the Shares in excess of 10% measured from the close of business on January 2, 2003, or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in BayCorp's reasonable judgment, have a material adverse effect on its business, operations, or prospects or the trading in the Shares;".

The following two subparagraphs are inserted on page 30:

            6. As a result of any event described in the preceding paragraphs, or any other event, BayCorp no longer has sufficient funding for the Offer; or

            7. As a result of any event described in the preceding paragraphs, or any other event, BayCorp's Board of Directors reasonably concludes that the exercise of their fiduciary duties requires BayCorp to terminate the Offer.

SECTION 11. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

The fifth sentence of the first paragraph on page 31 is revised to read: "For the purposes of the Offer, a business day means any day other than a Saturday, Sunday or United States Federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, Eastern Standard Time."

                 INFORMATION ABOUT BAYCORP AND ITS SECURITIES

SECTION 14. INFORMATION ABOUT BAYCORP.

Incorporation by Reference.

The fourth paragraph on page 38 (paragraph immediately following the table) is revised to read: "BayCorp incorporates the foregoing documents into this Offer to Purchase."

         SUPPLEMENT TO BAYCORP HOLDINGS, LTD.'S LETTER OF TRANSMITTAL

Subparagraph 4 on page 6 that reads "the undersigned has read, understands and agrees to all of the terms of the offer" is deleted and will be deleted from any Letters of Transmittal received by BayCorp.

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